

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 2, 2016

Thomas J. Sanzone
President and Chief Executive Officer
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

     Re: Black Knight Financial Services, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 26, 2016
            File No. 001-37394

Dear Mr. Sanzone:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Craig D. Wilson

                    Craig D. Wilson
                    Sr. Asst. Chief Accountant
                    Office of Information Technologies
                    and Services